UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

[Amendment No. 5 ]

TELTONE CORPORATION

(Name Of The Issuer)

TELTONE CORPORATION

(Names Of Persons Filing Statement)

Common Stock

(Title Of Class Of Securities)

87969L10

(Cusip Number Of Class Of Securities)
              Debra L. Griffith                     Richard B. Dodd, Esq.
              President and CEO                     Preston Gates and Ellis LLP
              Teltone Corporation                   701 Fifth Avenue, Suite 5000
              22522 29th Drive SE                   Seattle, Washington 98104
              Bothell, Washington 98021             (206) 623-7580
              (425) 487-1515

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A.     [X]      The filing of solicitation materials or an information statement subject to Regulation 14A Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

B.     [ ] The filing of a registration statement under the Securities Act of 1933.

C.     [ ] A tender offer.

D.     [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: []

Check the following box if the filing is a final amendment reporting the results of the transaction: [ X ]
                           Calculation of Filing Fee

Transaction Valuation*                                  Amount of Filing Fee
$51,245                                                      $10.25
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*	Calculated solely for purposes of determining the filing fee. The amount of filing fee assumes that 213,521 shares of Common Stock are acquired for cash in an amount of $0.24 per share and was calculated by multiplying the Transaction Valuation above by 0.0002.

[X]	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $10.25
          Form or Registration No.: Schedule 13E-3, File No. 5-45700
          Filing Party: Teltone Corporation
          Date Filed: September 12, 2002

SCHEDULE 13E-3

INTRODUCTION

     This Amendment No. 5 to Rule 13E-3 Transaction Statement (this "Amendment No. 5 ") amends the Rule 13e-3 Transaction Statement (as previously amended and as further amended by this Amendment No. 5 , the "Statement") filed by Teltone Corporation (referred to herein as "Teltone" or "Company" or "subject company" or "filing person") with the Securities and Exchange Commission (the "Commission") on September 12, 2002, as previosuly amended by Amendment No. 1 filed on November 8, 2002, Amendment No. 2 filed on November 22, 2002, Amendment No. 3 filed on December 3, 2002 and Amendment No. 4 filed on December 13, 2002. Concurrently with the filing of Amendment No 4 , Teltone filed its Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with the Annual Meeting of the shareholders of Teltone , which was held on January 3, 2003. The information contained in the Proxy Statement is incorporated herein by reference. This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the Reverse Stock Split, as defined in the Proxy Statement.

     5,713,745 shares of Teltone Common Stock were represented at the Annual Meeting in person or by proxy (representing 83% of the total outstanding shares of Common Stock) and 497,037 shares of Teltone Class A Preferred Stock were represented at the meeting in person or by proxy (representing 56% of the total outstanding shares of Class A Preferred Stock). At the Annual Meeting, the following proposals relating to the Reverse Stock Split were approved:

  Reverse Stock Split proposal. The proposed amendment to the Company’s Articles of Incorporation to effect the 1-for-900 reverse stock split and to cash out all fractional shares held by any holder who would hold less than one whole share after giving effect to the 1-for-900 reverse stock split was approved by the holders of a majority of the shares of Teltone Common Stock outstanding and entitled to vote at the Annual Meeting, voting as a separate class, and the affirmative vote of the holders of a majority of the shares of Common Stock and Class A Preferred Stock outstanding and entitled to vote at the Annual Meeting, voting together as a single class.
  Preferred Amendment proposal. The proposed amendment to the Company’s Articles of Incorporation to provide that fractional shares of Common Stock resulting from the Reverse Stock Split (but not resulting from any other transaction) may be issued upon the conversion of Class A Preferred Stock to Common Stock, was approved by the affirmative vote of the holders of a majority of the shares of Class A Preferred Stock outstanding and entitled to vote at the Annual Meeting, voting as a separate class.

     The 1-for-900 reverse stock split became effective and the Company’s Common Stock ceased trading on the OTC Bulletin Board as of January 3, 2003. The Company will be filing a Form 15 with the Securities and Exchange Commission to cease reporting as a public company when it has less than 300 shareholders as a result of this transaction.

SIGNATURE

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 6, 2003                            /s/ Debra L. Griffith
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                                            Debra L. Griffith, President and CEO